1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

December 14, 2018

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 492

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 492 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Emerging Markets Asia ETF and iShares ESG MSCI EM ETF (formerly known as iShares MSCI EM ESG Optimized ETF) (each, a “Fund”), each a series of the Company.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Company on December 5, 2018 and December 7, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Company’s response, which is applicable to each Fund, unless otherwise noted. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1: In the “Principal Investment Strategies” section of each Fund’s prospectus, please disclose the number or range of the Underlying Index components.

Response: The Company respectfully submits that the “Principal Investment Strategies” section of each Fund’s prospectus discloses pertinent information regarding each of the Fund’s Underlying Index, including the index methodology and significant sector exposures. The disclosure also states that the components of the Underlying Index are likely to change over time. As a result, the Company provides more detailed disclosure regarding each of the Fund’s Underlying Index, including the approximate number of component securities in the Underlying Index, in each of the Fund’s SAI.

Comment 2: Please consider using the term “common stocks” as opposed to “equity securities” in “Equity Securities Risk.”

Securities and Exchange Commission

December 14, 2018

Response: The Company respectfully notes that each Fund may invest in certain equity securities other than common stocks.

Comment 3: With respect to the “Average Annual Total Returns” table, please clarify in the name of each index whether the index presents the gross return or the net of foreign source withholding version of the index. It is permissible to use the “gross” version of an international index, but use of the “net” version would reflect the reality that the Fund will receive dividends net of foreign source withholding. Foreign withholding taxes on dividends are effectively paid by the Fund’s shareholders, but they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7). The use of the “net” version of a foreign index results in a more realistic (and lower) performance bar for the adviser to clear.

Response: The Company confirms that the “net” version of the applicable Fund’s Underlying Index, where available, is an appropriate benchmark for the Fund under Form N-lA, and the disclosure under the “Average Annual Total Returns” table has been revised to provide clarification.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Nicole Hwang

Jaeyoung Choi